NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Units representing limited partner interests (the 'Common Units') of U.S. Shipping Partners, L.P., (the 'Company') from listing and registration on the Exchange at the opening of business on December 15, 2008, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Units representing limited partner interests is no longer suitable for continued listing and trading on the Exchange. The Company had fallen below the Exchange's continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $25 million, which is the minimum threshold for listing. The Company has informed NYSE Regulation that it intends to make application to have its shares traded on the OTC Bulletin Board. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: The issuer's average global market capitalization over a consecutive 30 trading-day period falls below $25,000,000, regardless of the original standard under which the issuer listed. 2. The Exchange, on October 30, 2008, determined that the Common Units should be suspended from trading before the opening of the trading session on November 6, 2008, and directed the preparation and filing with the Commission of this application for the removal of the Common Units from listing and registration on the Exchange. The Company was notified verbally on October 28, 2008 and by letter on November 3, 2008. 3. Pursuant to the above authorization, a press release was issued on October 30, 2008, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on October 30, 2008 and other various dates of the proposed suspension of trading in the Common Units. Similar information was included on the Exchange's website. Trading in the Common Units on the Exchange was suspended before the opening of the trading session on November 6, 2008. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Units, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.